UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Change in Chief Executive Officer of KB Financial Group Inc.

On October 1, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed that its Chief Executive Officer has been changed from Mr. Young-Rok Lim to Mr. Woong-Won Yoon. Mr. Yoon’s appointment as the interim Chairman and Chief Executive Officer of KB Financial Group was ratified by a Korean court and such ratification took effect as of October 1, 2014.

Key details of the interim chairman and chief executive officer are as follows:

1.	Name: Woong-Won Yoon

2.	Career:

•	Deputy President and Chief Financial Officer, KB Financial Group (Current)

•	Executive Vice President of Financial Management Division, Kookmin Bank

3.	Education:

•	Ph.D. in Business Administration, Hanyang University

•	B.A. in Business Administration, Hanyang University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 1, 2014	By: /s/ Woong-Won Yoon
(Signature)

Name: Woong-Won Yoon
Title: Deputy President & CFO